Via Facsimile and U.S. Mail
Mail Stop 6010

      October 26, 2005


Mr. Donald J. Zuk
President and Chief Executive Officer
SCPIE Holdings Inc.
1888 Century Park East
Los Angeles, CA   90067


Re:	SCPIE Holdings Inc.
	Form 10-K for fiscal year ended
	December 31, 2004
	Filed March 16, 2005
	File No. 001-12449

Dear Mr. Zuk:

      We have reviewed your response dated August 9, 2005 to our comment letter dated July 22, 2005 and have the following comments.
In our comments, we have asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Form 10-K - December 31, 2004

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 31

Loss and Loss Adjustment Expense Reserves, page 32

1. We believe your proposed disclosures in response to comment three could be further improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. Please provide us the following information in disclosure-type format to help us evaluate the adequacy of your disclosures related to these uncertainties:
* Provide us a revised format of the table included on page 32 to disclose the amount of IBNR separately from case reserves along with your proposed disclosures that you wish to provide with this information.
* In your response to part b, you infer that multiple point estimates are generated that you use to establish your actual reserves. Please include the high and low estimates generated by these calculations.
Also clarify whether you book to the actual estimate generated or whether that estimate is only used as a basis for your ultimate liability along with what adjustments you made and the rationale behind any such adjustments.
* Given the significant impact that these non-core activities have had on your operations, please enhance your disclosure related to these activities to include some quantified sensitivity analysis related to the key factors related to those reserves.

Financial Statements

Note 1. Nature of Operations and Significant Accounting Policies, page 55

Investments, page 55

2. Refer to your response to comment six. The accounting for asset and mortgage backed securities must typically comply with the guidance of SFAS 91, SFAS 114, and EITF 99-20. Please explain to us your consideration of this accounting guidance in determining your accounting policies related to these securities.


*    *    *    *




      Please respond to the comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

      You may contact Ibolya Ignat, Staff Accountant, at (202)
551-
3656, or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 942-1803.



	Sincerely,



	Jim B. Rosenberg
	Senior Assistant Chief
	Accountant

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Donald J. Zuk
SCPIE Holdings Inc
October 26, 2005
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